Exhibit 99.1

LogProstyle Inc.
3-6-23 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan
https://www.logprostyle.co.jp/

LogProstyle Inc. Announces Pricing of $10 Million Initial Public Offering of Japanese Common Shares and Listing on NYSE American

March 24, 2025

TOKYO--(BUSINESS WIRE) -- LogProstyle Inc. (“LogProstyle” or the “Company”), a Japanese company that operates a wide range of businesses, including real estate development, hotel management, and restaurant management, today announced the pricing of its initial public offering of 2,000,000 Japanese common shares at US$5.00 per share. The Japanese common shares are expected to begin trading on the NYSE American on March 25, 2025, under the ticker symbol “LGPS”. Gross proceeds of the offering before deducting underwriting discounts and other offering expenses are expected to be US$10 million. The offering is expected to close on March 26, 2025, subject to customary closing conditions.

In addition, LogProstyle has granted the underwriters a 45-day option to purchase up to an additional 300,000 Japanese common shares at the initial offering price, less underwriting discounts to cover over-allotments, if any.

LogProstyle intends to use the net proceeds from the offering for the development and expansion of ProstyleRyokan’s business operation in Japan by developing and managing additional Machinaka Ryokans, a particular type of hotel located in a central urban area featuring traditional Japanese architecture and decor elements. Net proceeds will also be allocated to the formation of joint ventures with local companies for the development of Machinaka Ryokans in the United States and the United Arab Emirates. Additionally, the Company plans to use a portion of the net proceeds for the development and expansion of its real estate renovation and resale businesses in Japan, other Asian countries, and the United States.

Spartan Capital Securities, LLC is acting as the lead book-running representative for the offering and may retain other brokers or dealers to act as sub-agents on its behalf in connection with the offering.

Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and Anthony, Linder & Cacomanolis, PLLC is acting as U.S. securities counsel to Spartan Capital Securities, LLC in connection with the initial public offering.

A registration statement on Form F-1 (File No. 333-283286) relating to these securities was filed with the Securities and Exchange Commission (“SEC”) and a post-effective amendment thereto was declared effective by the SEC on March 24, 2025. This offering is being made only by means of a prospectus. When available, copies of the final prospectus related to this offering may be obtained from the SEC at www.sec.gov, and from Spartan Capital Securities, LLC, Attn: Prospectus Department, 45 Broadway, 19th Floor, New York, NY 10006, or by e-mail at: investmentbanking@spartancapital.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About LogProstyle Inc.

LogProstyle is a Japanese company that operates a wide range of businesses, including real estate development, hotel management, and restaurant management. Under the slogan “redefine life style,” LogProstyle has been pursuing a variety of projects with the aim of providing an innovative and sustainable way of living.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the timing of the trading of its Japanese common shares or the closing of the offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Corbin Woodhull, corbin@haydenir.com